CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2023 FIRST QUARTER RESULTS
CALGARY, ALBERTA – MAY 4, 2023 – FOR IMMEDIATE RELEASE
Commenting on the Company's first quarter 2023 results, Tim McKay, President, stated "Canadian Natural delivered strong results in Q1/23 with effective and efficient operations on our balanced and diverse portfolio of high quality assets. Our culture of continuous improvement, focus on cost control and disciplined capital allocation continues to drive strong financial results and maximize value for our shareholders. In Q1/23, we delivered total quarterly production of approximately 1,319 MBOE/d, including record natural gas production of 2,139 MMcf/d and liquids production of 962,908 bbl/d. We generated strong quarterly free cash flow of approximately $1.4 billion, after dividends of approximately $0.9 billion and net base capital expenditures of approximately $1.1 billion. In addition, our strategic growth capital expenditures of approximately $0.28 billion in the quarter was targeted to provide mid-term growth across our asset base as we unlock value from our projects with strong capital efficiencies. With ample liquidity on our balance sheet, we can add production with minimal capital while generating significant returns on capital and maximizing shareholder value.
Canadian Natural is a leader on Environmental, Social and Governance ("ESG") and has made it a priority to work collaboratively with industry peers and governments to achieve meaningful greenhouse gas ("GHG") emissions reductions in support of Alberta and Canada's climate goals. The Alberta government’s recently announced Emissions Reduction and Energy Development Plan ("ERED") builds upon the province’s longstanding climate leadership and achievements in emissions reductions. Canadian Natural looks forward to supporting the Province of Alberta in continuing to provide affordable, reliable, responsibly produced energy while reducing emissions and aspiring towards a net zero economy by 2050. Canadian Natural's current environmental goals support Alberta's climate plan where large scale carbon capture and storage ("CCS") projects, like the Pathways Alliance's foundational CCS project, will have a significant role in reducing GHG emissions."
Canadian Natural's Chief Financial Officer, Mark Stainthorpe, added "At Canadian Natural, our culture of continuous improvement and strong employee ownership enables our teams to create significant value for our shareholders across all aspects of the Company. Our effective and flexible capital allocation to our four pillars: returns to shareholders, balance sheet strength, resource value growth, and opportunistic acquisitions continue to deliver robust financial results.
In Q1/23, we generated approximately $1.9 billion in adjusted net earnings and approximately $3.4 billion in adjusted funds flow, resulting in significant free cash flow of approximately $1.4 billion after dividends and base capital expenditures. Year-to-date, we have returned approximately $2.8 billion to shareholders through dividends and share repurchases, up to and including May 3, 2023. Our commitment to increasing shareholder returns is evident in our sustainable and growing quarterly dividend, which was recently increased to $0.90 per share in March 2023, up from $0.85 per share, marking 2023 as the 23rd consecutive year of dividend increases. The increasing dividend and the Company's commitment to return 100% of free cash flow to shareholders, when net debt reaches $10 billion, demonstrates the confidence the Board of Directors has in the Company’s world class assets and its ability to generate significant and sustainable free cash flow throughout the commodity price cycle.
When you combine our leading financial results with our top tier reserves and asset base, this provides us with unique competitive advantages in terms of capital efficiency, flexibility and sustainability, all of which drive material free cash flow generation and strong returns on capital."

QUARTERLY HIGHLIGHTS

		Three Months Ended
($ millions, except per common share amounts)		Mar 31 2023	Dec 31 2022	Mar 31 2022
Net earnings		$1,799	$1,520	$3,101
Per common share	– basic	$1.63	$1.37	$2.66
	– diluted	$1.62	$1.36	$2.63
Adjusted net earnings from operations (1)		$1,881	$2,194	$3,376
Per common share	– basic (2)	$1.71	$1.98	$2.90
	– diluted (2)	$1.69	$1.96	$2.86
Cash flows from operating activities		$1,295	$4,544	$2,853
Adjusted funds flow (1)		$3,429	$4,176	$4,975
Per common share	– basic (2)	$3.12	$3.78	$4.27
	– diluted (2)	$3.08	$3.73	$4.21
Cash flows used in investing activities		$1,153	$1,262	$1,251
Net capital expenditures (1), excluding net acquisition costs and strategic growth capital (3)		$1,117	$850	$844
Net capital expenditures (1)		$1,394	$1,317	$1,455
Daily production, before royalties
Natural gas (MMcf/d)		2,139	2,115	2,006
Crude oil and NGLs (bbl/d)		962,908	942,258	945,809
Equivalent production (BOE/d) (4)		1,319,391	1,294,679	1,280,180
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023.
(3)Net capital expenditures, excluding net acquisition costs and strategic growth capital, is defined as base capital expenditures.
(4)A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, or to compare the value ratio using current crude oil and natural gas prices since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
▪The strength of Canadian Natural's long life low decline asset base, supported by safe, effective and efficient operations, makes our business unique, robust and sustainable. In Q1/23, the Company generated strong financial results, including:
•Net earnings of approximately $1.8 billion and adjusted net earnings from operations of approximately $1.9 billion.
•Cash flows from operating activities of approximately $1.3 billion.
•Adjusted funds flow of approximately $3.4 billion.
•Free cash flow(1) of approximately $1.4 billion(2) after total dividend payments of approximately $0.9 billion and base capital expenditures(3) of approximately $1.1 billion.
▪Returns to shareholders in Q1/23 were strong, totaling approximately $1.6 billion, comprised of approximately $0.9 billion of dividends and approximately $0.7 billion of share repurchases.
•Canadian Natural increased its sustainable and growing quarterly dividend in March 2023 to $0.90 per common share, up 6% from $0.85 per common share, marking 2023 as the 23rd consecutive year of dividend increases and demonstrating the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base.

Canadian Natural Resources Limited	2	Three months ended March 31, 2023

•In Q1/23, the Company repurchased approximately 8.9 million common shares for cancellation at a weighted average price of $76.96 per share for a total of approximately $0.7 billion.
•In March 2023, the Company renewed its Normal Course Issuer Bid ("NCIB") which states that during the 12 month period commencing March 13, 2023 and ending March 12, 2024, the Company can repurchase for cancellation up to 10% of the public float (determined in accordance with the rules of the TSX), up to a maximum of approximately 92.3 million common shares.
▪Year-to-date, up to and including May 3, 2023, the Company has returned approximately $2.8 billion to shareholders through approximately $1.9 billion in dividends and $0.9 billion through the repurchase and cancellation of approximately 11.1 million common shares.
▪Subsequent to quarter end, the Company declared a quarterly dividend of $0.90 per share, payable on July 5, 2023 to shareholders of record on June 16, 2023.
▪Canadian Natural continues to maintain a strong balance sheet and financial flexibility, with approximately $11.9 billion in net debt(1) and significant liquidity(1) of approximately $6.1 billion at the end of Q1/23.
•As previously announced, the Company made an early repayment in Q4/22 of US$1.0 billion of 2.95% debt securities, originally due January 15, 2023.
▪The Company's free cash flow allocation policy that states when net debt is between $10 billion and $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% of free cash flow allocated to the balance sheet less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, less base capital.
▪In March 2023, the Company enhanced its free cash flow allocation policy to increase returns to shareholders to 100% of free cash flow when net debt reaches $10 billion. When the net debt level is reached, the policy will be adjusted to define free cash flow as adjusted funds flow less dividends and less total capital expenditures in the year. This is a reflection of the Board of Director's confidence in the sustainability and resilience of the Company to support accelerating incremental shareholder returns to 100% of free cash flow.
▪Canadian Natural has diverse, high quality reserves that include significant undeveloped opportunities which support our strong, disciplined growth plan that targets to add capital efficient production across its entire asset base in the near-, mid- and long-term, maximizing value for our shareholders.
▪In Q1/23, the Company continued to focus on safe, effective and efficient operations, with quarterly average production volumes of 1,319,391 BOE/d, an increase of 3% over Q1/22 levels.
•The Company delivered record quarterly average natural gas production of 2,139 MMcf/d in Q1/23, an increase of 133 MMcf/d or 7% over Q1/22 levels, primarily reflecting strong drilling results, partially offset by natural field declines and a third-party pipeline outage.
•Quarterly average liquids production of 962,908 bbl/d was achieved in Q1/23, an increase of 2% from Q1/22 levels, primarily driven by increased SCO production in the Oil Sands Mining and Upgrading segment.
▪The Company's strategic growth plan targets to increase production from our long life no decline oil sands mining and our low decline thermal in situ assets with the following projects:
•At Horizon, the reliability project is targeting to add approximately 5,000 bbl/d of high value synthetic crude oil ("SCO") capacity in 2023, growing to approximately 14,000 bbl/d in 2025 as a result of shifting the maintenance schedule from once per year to once every two years, reducing downtime for maintenance activities and increasing overall reliability at Horizon.
◦Based on the forward strip as of May 3, 2023, these high margin SCO barrels would capture strong pricing at approximately a US$2.00/bbl premium to WTI for the remainder of 2023, generating significant free cash flow for the Company.
•Thermal in situ production is targeted to increase in the second half of 2023 and into 2024 with new pads that were drilled in 2022 and pads targeted to be finished drilling in the first half of 2023. Production is targeted to grow by approximately 30,000 bbl/d from Q4/22 to Q4/23 levels, averaging approximately 280,000 bbl/d. This production growth utilizes existing facility capacity with strong capital efficiencies(4) ranging from approximately $8,000/bbl/d to $10,000/bbl/d on its Steam Assisted Gravity Drainage ("SAGD") and Cyclic Steam Stimulation ("CSS") pads.

Canadian Natural Resources Limited	3	Three months ended March 31, 2023

◦With the May 3, 2023 forward strip showing tighter WCS differentials of approximately US$15.50/bbl for the remainder of 2023, an improvement of approximately US$9.00/bbl from Q1/23, these barrels would capture strong pricing and generate significant free cash flow.
▪The Company's 2023 capital budget(1) of approximately $5.2 billion remains on track, with targeted base capital(3) of approximately $4.2 billion that is targeted to deliver year over year near-term growth of approximately 70,000 BOE/d, with total 2023 production guidance of approximately 1,330,000 BOE/d to 1,374,000 BOE/d.
•Budgeted strategic growth capital(3) in 2023 of approximately $1.0 billion is allocated to our long life low decline assets, which targets to add incremental production growth beyond 2023.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023.
(2)Based on sum of rounded numbers.
(3)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023 for more details on net capital expenditures.
(4)Supplementary financial measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release.

Canadian Natural Resources Limited	4	Three months ended March 31, 2023

OPERATIONS REVIEW AND CAPITAL ALLOCATION
Canadian Natural has a balanced and diverse portfolio of assets, primarily Canadian-based, with international exposure in the UK section of the North Sea and Offshore Africa. Canadian Natural’s production is well balanced between light crude oil, medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil) and SCO (herein collectively referred to as “crude oil”) and natural gas and NGLs. This balance provides optionality for capital investments, maximizing value for the Company’s shareholders.
Underpinning this asset base is the Company's long life low decline production, representing approximately 73% of budgeted total liquids production in 2023, the majority of which is zero decline high value SCO production from the Company's world class Oil Sands Mining and Upgrading assets. The remaining balance of the Company's long life low decline production comes from its top tier thermal in situ oil sands operations and Pelican Lake heavy crude oil assets. The combination of these long life low decline assets, low reserves replacement costs, and effective and efficient operations results in substantial and sustainable adjusted funds flow throughout the commodity price cycle.
In addition, Canadian Natural maintains a substantial inventory of low capital exposure projects within the Company's conventional asset base. These projects can be executed quickly and, in the right economic conditions, provide excellent returns and maximize value for our shareholders. Supporting these projects is the Company’s undeveloped land base which enables large, repeatable drilling programs that can be optimized over time. Additionally, by owning and operating most of the related infrastructure, Canadian Natural is able to control major components of the Company's operating costs and minimize production commitments. Low capital exposure projects can be quickly stopped or started depending upon success, market conditions or corporate needs.
Canadian Natural’s balanced portfolio, built with both long life low decline assets and low capital exposure assets, enables effective capital allocation, production growth and value creation.

Drilling Activity	Three Months Ended
	Mar 31, 2023		Mar 31, 2022
(number of wells)	Gross	Net	Gross	Net
Crude oil (1)	88	83	57	56
Natural gas	26	21	39	23
Dry	2	2	—	—
Subtotal	116	106	96	79
Success rate (excluding stratigraphic test / service wells)		98%		100%
Stratigraphic test / service wells	455	394	461	393
Total	571	500	557	472
(1)Includes bitumen wells.
▪The Company drilled a total of 106 net crude oil and natural gas producer wells in Q1/23, representing an increase of 27 net producer wells relative to Q1/22.

Canadian Natural Resources Limited	5	Three months ended March 31, 2023

North America Exploration and Production

Crude oil and NGLs – excluding Thermal In Situ Oil Sands
	Three Months Ended
	Mar 31 2023	Dec 31 2022	Mar 31 2022
Crude oil and NGLs production (bbl/d)	234,465	233,371	222,537
Net wells targeting crude oil	60	71	44
Net successful wells drilled	58	71	44
Success rate	97%	100%	100%
▪North America E&P liquids production, excluding thermal in situ, averaged 234,465 bbl/d in Q1/23, a 5% increase from Q1/22 levels, primarily reflecting increased activity and strong drilling results on the Company's primary heavy oil assets, partially offset by natural field declines.
•Primary heavy crude oil production averaged 77,690 bbl/d in Q1/23, a 23% increase from Q1/22 levels, reflecting increased activity and strong drilling results in the Bonnyville/Lloydminster and Clearwater fairways. The Company drilled 42 net primary heavy crude oil wells in Q1/23, of which 26 were multilateral wells.
◦Operating costs(1) in the Company's primary heavy crude oil operations averaged $21.47/bbl (US$15.87/bbl) in Q1/23, comparable to Q1/22 levels.
•Pelican Lake production averaged 48,244 bbl/d in Q1/23, a decrease of 7% from Q1/22 levels, reflecting natural field declines and lower polymer injection rates which were reinstated in February 2023. The field is targeted to return to its historical decline rate of approximately 5% in the second half of 2023.
◦Operating costs at Pelican Lake averaged $9.63/bbl (US$7.12/bbl) in Q1/23, a 29% increase from Q1/22 levels of $7.48/bbl, primarily as a result of higher power costs, as well as higher service costs.
•North America light crude oil and NGLs production averaged 108,531 bbl/d in Q1/23, comparable to Q1/22 levels, reflecting increased activity offset by natural field declines and a third-party pipeline outage impacting NGLs.
◦Operating costs on the Company's North America light crude oil and NGLs production averaged $18.62/bbl (US$13.77/bbl) in Q1/23, a 22% increase from Q1/22 levels, primarily reflecting higher power as well as service costs.
◦The Company drilled a total of 16 net light crude oil wells in Q1/23 as part of its light oil development plan, which are targeted to come on production in the second half of Q2/23 and the first half of Q3/23.
–At Wembley, as a part of the program, a 5 well light crude oil pad is targeted to come on production on May 15, 2023 with initial production rates of approximately 4,000 bbl/d of liquids and 14 MMcf/d of natural gas. This pad is part of the Company's budgeted 11 well program in the greater Wembley area in 2023.

Thermal In Situ Oil Sands
	Three Months Ended
	Mar 31 2023	Dec 31 2022	Mar 31 2022
Bitumen production (bbl/d)	242,884	253,188	261,743
Net wells targeting bitumen	25	9	12
Net successful wells drilled	25	9	12
Success rate	100%	100%	100%
(1)Calculated as production expense divided by respective sales volumes. Natural gas and NGLs production volumes approximate sales volumes.

Canadian Natural Resources Limited	6	Three months ended March 31, 2023

▪The Company's thermal in situ production averaged 242,884 bbl/d in Q1/23, a decrease of 7% as targeted, from Q1/22 levels, representing the long life low decline nature of these assets.
•Thermal in situ operating costs averaged $15.94/bbl (US$11.78/bbl) in Q1/23, an increase of 11% over Q1/22 levels, primarily reflecting higher power costs as well as service costs.
▪Canadian Natural continues to deliver safe, reliable production from its long life low decline thermal in situ assets which have decades of strong capital efficient growth opportunities. In 2022, we embarked on a strategic growth plan to increase production, utilizing available facility capacity. Included in this plan are new pads that were drilled in 2022 and pads currently being drilled, which target to add production in the second half of 2023 and beyond.
▪Total thermal production in Q4/23 is targeted to average approximately 280,000 bbl/d, representing growth of approximately 30,000 bbl/d from Q4/22 levels, inclusive of natural field declines. A few highlights include:
•At Primrose, the Company is targeting to grow production by approximately 25,000 bbl/d from Q4/22 to Q4/23 levels, primarily from its two CSS pads drilled in 2022. The first production cycle from these pads is targeted to begin in Q3/23, driving strong quarterly production at Primrose to approximately 100,000 bbl/d in Q4/23.
•At Kirby, the Company is targeting to grow production by approximately 15,000 bbl/d from Q4/22 levels to approximately 65,000 bbl/d in Q4/23, as the Company progresses with the development of four SAGD pads in 2023. Production from the first pad which was drilled in 2022 is targeted to ramp up to full production capacity in Q3/23. The three remaining pads are targeted to ramp up to full production capacity over the first nine months of 2024, at a pace of one pad per quarter.
•At Jackfish, production has been very strong since acquiring the asset in 2019, averaging approximately 115,000 bbl/d, with minimal capital invested. Two SAGD pads are currently being drilled, with production from these pads targeted to ramp up to their full production capacities in Q3/24 and Q4/24 respectively, supporting continued high utilization rates.
▪Subsequent to quarter end, the Company commenced planned turnarounds at Primrose East and Wolf Lake, which are targeted to impact Q2/23 production volumes by approximately 15,000 bbl/d and are reflected in the Company's previously announced annual production guidance.
▪Canadian Natural has been piloting solvent enhanced oil recovery technology on certain of its thermal in situ assets with an objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR"), reduce GHG intensity and realize high solvent recovery. This technology has the potential for application throughout the Company's extensive thermal in situ asset base.
•After a successful solvent pilot at Kirby South, the Company has substantially completed engineering and design of a commercial scale solvent SAGD pad development at Kirby North. The solvent facility module installations are targeted to begin in Q3/23, followed by solvent injection targeted for mid-2024.
•At Primrose, the Company is currently piloting solvent enhanced oil recovery in the steam flood area and is targeting SOR and GHG intensity reductions of 40% to 45%, with solvent recovery greater than 70%. Results to date have been positive and the Company targets to complete the pilot in Q4/23.

North America Natural Gas
	Three Months Ended
	Mar 31 2023	Dec 31 2022	Mar 31 2022
Natural gas production (MMcf/d)	2,127	2,105	1,988
Net wells targeting natural gas	21	15	23
Net successful wells drilled	21	15	23
Success rate	100%	100%	100%
▪Canadian Natural achieved record quarterly natural gas production in North America in Q1/23, averaging 2,127 MMcf/d, an increase of 139 MMcf/d or 7% over Q1/22 levels, reflecting strong drilling results from its liquids-rich Montney and Deep Basin wells, partially offset by natural field declines and a third-party pipeline outage. The Company, as part of its natural gas development plan, drilled 21 net wells in Q1/23, with 19 net wells brought on production during the quarter.

Canadian Natural Resources Limited	7	Three months ended March 31, 2023

•North America natural gas operating costs averaged $1.43/Mcf in Q1/23, an increase of 12% over Q1/22 levels, primarily reflecting higher service costs.
•On January 18, 2023, a third-party pipeline outage occurred, which impacted the Company's Q1/23 production by approximately 9,000 BOE/d (33 MMcf/d and 3,500 bbl/d). The third-party operator is targeting the pipeline to resume full service before the end of May 2023.
International Exploration and Production

	Three Months Ended
	Mar 31 2023	Dec 31 2022	Mar 31 2022
Crude oil production (bbl/d)	27,331	26,915	31,703
Natural gas production (MMcf/d)	12	10	18
Net wells targeting crude oil	—	—	—
Net successful wells drilled	—	—	—
Success rate	—%	—%	—%
▪International E&P crude oil production volumes averaged 27,331 bbl/d in Q1/23, a decrease of 14% from Q1/22 levels, primarily reflecting natural field declines and maintenance activities in Q1/23.
North America Oil Sands Mining and Upgrading

	Three Months Ended
	Mar 31 2023	Dec 31 2022	Mar 31 2022
Synthetic crude oil production (bbl/d) (1)(2)	458,228	428,784	429,826
(1)SCO production before royalties and excludes SCO consumed internally as diesel.
(2)Consists of heavy and light synthetic crude oil products.
▪Canadian Natural continues to focus on safe, reliable, effective and efficient operations of its world class Oil Sands Mining and Upgrading assets to deliver high value SCO, with production averaging 458,228 bbl/d in Q1/23, an increase of 7% from Q1/22 levels. The Company completed the previously announced mining equipment repairs in January 2023 and subsequently, production returned to normal rates.
•Oil Sands Mining and Upgrading operating costs remain top tier, averaging $25.06/bbl (US$18.53/bbl) in Q1/23, comparable to Q1/22 levels.
▪The Company realized strong SCO pricing averaging $96.07/bbl in Q1/23, capturing a US$2.07/bbl premium to WTI, generating significant free cash flow for the Company.
•Approximately 47% of the Company's budgeted total liquids production in 2023 consists of high value SCO, which, based on the forward strip as of May 3, 2023, would capture a price premium of approximately US$2.00/bbl to WTI throughout the remainder 2023.
▪At Horizon, the Company is progressing with its reliability enhancement project, which is targeted to be 45 days ahead of schedule, as previously announced. This project targets to extend the major maintenance cycle from once per year to once every second year, increasing the SCO production capacity by approximately 5,000 bbl/d in 2023 and increasing to approximately 14,000 bbl/d in 2025, increasing overall reliability at Horizon.
▪As previously announced and included in the Company's 2023 production guidance, planned turnaround activities at the Company's Oil Sands Mining and Upgrading operations include:
•A major turnaround at the non-operated Scotford Upgrader began on April 10, 2023, with the mines targeted to operate at reduced rates for approximately 73 days, impacting 2023 annual production by approximately 8,300 bbl/d.
•A turnaround at Horizon is targeted to begin on May 16, 2023 with a full plant outage targeted for approximately 28 days, impacting 2023 annual production by approximately 21,600 bbl/d. During this time, the Company is planning to complete tie ins supporting the reliability enhancement project.

Canadian Natural Resources Limited	8	Three months ended March 31, 2023

MARKETING

	Three Months Ended
	Mar 31 2023	Dec 31 2022	Mar 31 2022
Crude oil and NGLs
WTI benchmark price (US$/bbl) (1)	$76.11	$82.62	$94.38
WCS heavy differential as a percentage of WTI (%) (2)	33%	31%	15%
SCO benchmark price (US$/bbl)	$78.18	$86.78	$93.05
Condensate benchmark price (US$/bbl)	$79.83	$83.33	$96.16
Exploration & Production liquids realized pricing (C$/bbl) (3)(4)	$58.85	$69.34	$93.54
SCO realized pricing (C$/bbl) (4)(5)	$96.07	$103.79	$112.05
Natural gas
AECO benchmark price (C$/GJ)	$4.12	$5.29	$4.35
Natural gas realized pricing (C$/Mcf) (5)	$4.27	$6.39	$5.26
(1)West Texas Intermediate ("WTI").
(2)Western Canadian Select ("WCS").
(3)Average crude oil and NGL pricing excludes SCO. Pricing is net of blending costs and excludes risk management activities.
(4)Non-GAAP ratio. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023.
(5)Pricing is net of blending costs and excludes risk management activities.
▪Canadian Natural has a balanced and diverse product mix of natural gas, NGLs, heavy crude oil, light crude oil, thermal in situ bitumen and SCO.
▪Global benchmark crude oil prices continue to be at levels where the Company can generate strong returns. Prices do remain volatile as a result of geopolitical factors and demand concerns driven by an increased risk of a global recession due to persistent inflation and rising interest rates. WTI prices remained strong in Q1/23, averaging US$76.11/bbl in Q1/23, however this represents decreases of 19% and 8% from Q1/22 and Q4/22 respectively.
▪SCO benchmark pricing continued to represent a price premium of US$2.07/bbl to WTI as a result of strong North American demand for refined products, with the SCO benchmark price averaging US$78.18/bbl in Q1/23.
•Approximately 47% of the Company's budgeted total liquids production in 2023 consists of high value SCO, which as of the May 3, 2023 forward strip, would capture a premium to WTI of approximately US$2.00/bbl throughout 2023.
▪The narrowing of the WCS heavy differential to-date in 2023 relative to Q4/22 and the early part of Q1/23 reflects the completion of the US Strategic Petroleum Reserve ("SPR") releases and the return of certain refineries in the US Midwest, strengthening margins on the Company's heavy crude oil production.
•The forward strip as of May 3, 2023 forecasts the WCS differential to remain relatively narrow throughout the remainder 2023, at approximately US$15.50/bbl, an improvement of approximately US$9.00/bbl from Q1/23 levels.
▪The North West Redwater ("NWR") refinery primarily utilizes bitumen as feedstock, with production of ultra-low sulphur diesel and other refined products averaging 85,376 BOE/d in Q1/23, on which the NWR realized strong margins on domestic diesel volumes.
▪Canadian Natural has diversified sales points to limit exposure to any one particular market and maximize value for our shareholders. Based on the mid-point of the Company's 2023 production guidance, the Company will use natural gas in its operations equivalent to approximately 36% of its natural gas production, with approximately 28% of its natural gas production sold at AECO/Station 2 pricing, and approximately 36% exported to other North American and international markets.
•The monthly AECO natural gas benchmark price averaged $4.12/GJ in Q1/23, a 5% decrease from Q1/22 and a 22% decrease from Q4/22. Weaker natural gas prices primarily reflect increased North American production and higher storage levels due to seasonally mild weather and lower heating demand.

Canadian Natural Resources Limited	9	Three months ended March 31, 2023

▪On January 18, 2023, a third-party pipeline outage occurred, which impacted the Company's Q1/23 production by approximately 9,000 BOE/d (33 MMcf/d and 3,500 bbl/d). The third-party operator is targeting the pipeline to resume full service before the end of May 2023.
▪Canadian Natural has been a supporter of incremental pipeline projects to ensure Canadian crude oil and natural gas can access global markets to deliver the most responsible and leading ESG production that the world needs.
•On March 10, 2023, Trans Mountain Corporation provided an update on its 590,000 bbl/d Trans Mountain Expansion project, on which Canadian Natural has committed 94,000 bbl/d. Trans Mountain Corporation now anticipates mechanical completion of the pipeline to occur at the end of 2023 with commercial service expected to occur in Q1/24. Trans Mountain Corporation now estimates the total cost of this project to be approximately $30.9 billion.
FINANCIAL REVIEW
The Company continues to implement proven strategies including its disciplined approach to capital allocation. As a result, the financial position of Canadian Natural remains strong. Canadian Natural’s adjusted funds flow generation, credit facilities, US commercial paper program, access to capital markets, diverse asset base and flexible capital expenditure program all support a strong financial position and provide the appropriate financial resources for the near-, mid- and long-term.
▪Safe, effective and efficient operations combined with our high quality, long life low decline asset base generated quarterly free cash flow of approximately $1.4 billion after dividend payments of approximately $0.9 billion and base capital expenditures of approximately $1.1 billion (excluding net acquisitions and strategic growth capital of approximately $0.28 billion in the quarter, as per the Company's free cash flow allocation policy).
▪Canadian Natural's free cash flow allocation policy states that when net debt is between $10 billion and $15 billion, 50% of free cash flow will be allocated to share repurchases and 50% to the balance sheet less strategic growth / acquisition opportunities. Free cash flow for the purpose of the policy is defined as adjusted funds flow less dividends, less base capital.
▪In March 2023, the Company enhanced its free cash flow allocation policy to increase returns to shareholders to 100% of free cash flow when net debt reaches $10 billion. When the net debt level is reached, the policy will be adjusted to define free cash flow as adjusted funds flow less dividends and less total capital expenditures in the year. This is a reflection of the Board of Director's confidence in the sustainability and resilience of the Company to support accelerating incremental shareholder returns to 100% of free cash flow.
▪Returns to shareholders in Q1/23 were strong, totaling approximately $1.6 billion, comprised of approximately $0.9 billion of dividends and approximately $0.7 billion of share repurchases.
•Canadian Natural increased its sustainable and growing quarterly dividend in March 2023 to $0.90 per common share, up 6% from $0.85 per common share, marking 2023 as the 23rd consecutive year of dividend increases and demonstrating the confidence that the Board of Directors has in the sustainability of our business model, our strong balance sheet and the strength of our diverse, long life low decline asset base.
•In Q1/23, the Company repurchased approximately 8.9 million common shares for cancellation at a weighted average price of $76.96 per share for a total of approximately $0.7 billion.
•In March 2023, the Company renewed its Normal Course Issuer Bid ("NCIB") which states that during the 12 month period commencing March 13, 2023 and ending March 12, 2024, the Company can repurchase for cancellation up to 10% of the public float (determined in accordance with the rules of the TSX), up to a maximum of approximately 92.3 million common shares.
▪Canadian Natural continues to maintain a strong balance sheet and financial flexibility, with approximately $11.9 billion in net debt and significant liquidity of approximately $6.1 billion at the end of Q1/23.
•As previously announced, the Company made an early repayment in Q4/22 of US$1.0 billion of 2.95% debt securities, originally due January 15, 2023.
•Undrawn revolving bank credit facilities totaling approximately $5.5 billion were available at March 31, 2023. Including cash and cash equivalents and short-term investments, the Company had significant liquidity of approximately $6.1 billion. At March 31, 2023, the Company had $588 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.

Canadian Natural Resources Limited	10	Three months ended March 31, 2023

▪Year-to-date, up to and including May 3, 2023, the Company has returned approximately $2.8 billion to shareholders through approximately $1.9 billion in dividends and $0.9 billion through the repurchase and cancellation of approximately 11.1 million common shares.
▪Subsequent to quarter end, the Company declared a quarterly dividend of $0.90 per share, payable on July 5, 2023 to shareholders of record on June 16, 2023.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver affordable, reliable, safe and responsibly produced energy that the world needs, through leading ESG performance. Canadian Natural's diverse portfolio is supported by a large amount of long life low decline assets which have low risk, high value reserves that require low maintenance capital. This allows us to remain flexible with our capital allocation and creates an ideal opportunity to pilot and apply technologies for GHG emissions reductions. Canadian Natural continues to invest in a range of technologies to reduce emissions, such as solvents for enhanced recovery and carbon capture, utilization and storage ("CCUS") projects. Our culture of continuous improvement provides a significant advantage to delivering on our strategy of investing in GHG technologies across our assets, including opportunities for methane emissions reduction, which will enhance the Company’s environmental performance and long-term sustainability.
Environmental Targets
Canadian Natural is committed to reducing its environmental footprint and as previously announced, has committed to the following environmental targets:
▪40% reduction in corporate Scope 1 and Scope 2 absolute GHG emissions by 2035, from a 2020 baseline
▪50% reduction in North America E&P (including thermal in situ) methane emissions by 2030, from a 2016 baseline
▪40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline
▪40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline
Canadian Natural is an industry leader in abandonment and reclamation activity and through its active program, the Company has abandoned more than 3,000 wells per year in each of the last two years. At this pace, the Company would be able to achieve 100% abandonment of its current inventory of inactive wells in approximately 10 years.
Pathways Alliance
The six major oil sands companies in the Pathways Alliance ("Pathways"), including Canadian Natural, operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance is to support Canada in meeting its climate commitments and position Canada to be the preferred source of crude oil globally. Working collectively with the federal and provincial governments, Pathways has a goal to achieve net zero GHG emissions from oil sands operations by 2050 and is pursuing realistic and workable solutions to deliver significant emissions reductions.
Pathways recognizes that there are multiple technologies towards achieving net zero emissions in the oil sands, including the deployment of existing and emerging GHG reduction technologies such as direct air capture, clean hydrogen, process improvements, energy efficiency, fuel switching and electrification. The anchor project is a CO2 trunkline connecting Fort McMurray and Cold Lake to a carbon sequestration hub. In January 2023, Pathways entered into a Carbon Sequestration Evaluation Agreement with the Government of Alberta, enabling Pathways to conduct a detailed evaluation of the proposed geological storage hub to safely inject and permanently store CO2. Members of Pathways continue to advance environmental field programs to minimize the project’s environmental disturbance. Additionally, detailed engineering design and a subsurface development plan is ongoing, including evaluation of data from two water injection test wells to refine our understanding of storage capability and capacity, and ensure safe, effective and efficient CO2 sequestration.
The proposed carbon storage hub would be one of the world's largest carbon capture and storage projects and would be connected to a transportation line that would initially gather captured CO2 from an anticipated 14 oil sands facilities in the Fort McMurray, Christina Lake and Cold Lake regions. The plan is to grow the transportation network to include over 20 oil sands facilities, and to accommodate other industries in the region interested in CCS. Stakeholder engagement continues to progress with Indigenous and local communities in northern Alberta related to the Pathways CCS project.

Canadian Natural Resources Limited	11	Three months ended March 31, 2023

Government Support for Emissions Reductions and Carbon Capture, Utilization and Storage ("CCUS")
Canadian Natural is a leader in CCUS and GHG reduction projects and sees many opportunities to work collaboratively with industry peers and governments to advance investments in CCUS and to achieve meaningful GHG emissions reductions in support of Canada's climate goals. The Government of Canada has proposed an investment tax credit for CCUS projects in Canada. The Government of Alberta's 2023 Budget announcement on February 28, 2023 included support for CCUS projects and coordination with federal CCUS initiatives.
In addition, the Government of Alberta released its Emissions Reduction and Energy Development Plan ("ERED") on April 19, 2023, which outlines the importance of ensuring a globally competitive oil and natural gas industry while reducing emissions and an aspiration to achieve net zero by 2050. By working together, industry and governments have the opportunity to help achieve climate goals, meet economic objectives and support Canada’s role in energy security.
Blueberry River First Nations
In January 2023, the British Columbia Government came to a resolution with the Blueberry River First Nations (“BRFN”) regarding the impact of resource development on the BRFN lands. The Company continues to receive a number of permits and is progressing its targeted activities in 2023. Engagement is ongoing with government and the regulator to understand the implementation of its land management framework and the impacts to Canadian Natural going forward. The Company values its relationships with local First Nation communities, including the BRFN, and meets regularly with communities to build and maintain positive relationships in order to create shared value and mutual benefit from our operations.
Governance
Canadian Natural believes in diversity and values the benefits that a diverse workforce can bring to the entire organization. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group bias and ensures that the Company has the opportunity to benefit from all available talent and ideas. The Board of Directors supports diversity in all its forms and in sufficient numbers to bring a wide range of perspectives to its decision making processes. Director nominees are selected for their ability to exercise independent judgment, experience and expertise and their individual diversity of gender, background, experience and skills is always considered. The Board of Directors believes that a Board composition where a minimum of 40% of its independent directors and a minimum of 30% of all directors are women, reflects appropriate gender diversity when the other factors relevant to Board effectiveness are considered.

Canadian Natural Resources Limited	12	Three months ended March 31, 2023

ADVISORY
Special Note Regarding Non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended
($ millions)	Mar 31 2023	Dec 31 2022	Mar 31 2022
Adjusted funds flow (1)	$3,429	$4,176	$4,975
Less: Base capital expenditures (2)	1,117	850	844
Dividends on common shares	938	834	689
Free cash flow	$1,374	$2,492	$3,442
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023..
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three months ended March 31, 2023, dated May 3, 2023 for more details on net capital expenditures.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Break-even WTI Price
The break-even WTI price is a supplementary financial measure that represents the equivalent US dollar WTI price per barrel where the Company's adjusted funds flow is equal to the sum of maintenance capital and dividends. The Company considers the break-even WTI price a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. The break-even WTI price incorporates the non-GAAP financial measure adjusted funds flow as reconciled in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A. Maintenance capital is a supplementary financial measure that represents the capital required to maintain annual production at prior period levels.

Canadian Natural Resources Limited	13	Three months ended March 31, 2023

CONFERENCE CALL
Canadian Natural Resources Limited (TSX-CNQ / NYSE-CNQ) will be issuing its 2023 First Quarter Earnings Results on Thursday, May 4, 2023 before market open.
A conference call will be held at 8:00 a.m. MDT / 10:00 a.m. EDT on Thursday, May 4, 2023.
Dial-in to the live event:
North America 1-888-886-7786 / International 001-416-764-8658
Listen to the audio webcast:
Access the audio webcast on the home page of our website, www.cnrl.com.
Conference call playback:
North America 1-877-674-7070 / International 001-416-764-8692 (Passcode: 617425#)
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Canadian Natural Resources Limited	14	Three months ended March 31, 2023